Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated January 10, 2022,

Prospectus dated October 4, 2021 (Registration No. 333-260000)

FS KKR Capital Corp.

$500,000,000

3.250% Notes due 2027

PRICING TERM SHEET

January 10, 2022

The following sets forth the final terms of the 3.250% Notes due July 15, 2027 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated January 10, 2022, together with the accompanying prospectus dated October 4, 2021 relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	FS KKR Capital Corp.
Security:	3.250% Notes due July 15, 2027
Ratings (Moody’s / Fitch / Kroll)*:	Baa3 / BBB- / BBB (Stable / Negative / Stable)
Aggregate Principal Amount Offered:	$500,000,000
Trade Date:	January 10, 2022
Settlement Date:	January 18, 2022 (T+5)
Maturity Date:	July 15, 2027
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2022
Price to Public (Issue Price):	99.368%
Coupon (Interest Rate):	3.250%
Yield to Maturity:	3.377%
Spread to Benchmark Treasury:	T + 185 basis points
Benchmark Treasury:	1.250% due December 31, 2026
Benchmark Treasury Price & Yield:	98—21 3⁄4 / 1.527%
Optional Redemption:	Prior to June 15, 2027 (one month prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN:	302635 AL1 / US302635AL16
Underwriters:

BofA Securities, Inc.

BMO Capital Markets Corp.

KKR Capital Markets LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

J.P. Morgan Securities LLC

ING Financial Markets LLC

Truist Securities, Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

RBC Capital Markets, LLC

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Compass Point Research & Trading, LLC

Hovde Group, LLC

ICBC Standard Bank Plc

R. Seelaus & Co., LLC

Keefe, Bruyette & Woods, Inc.

U.S. Bancorp Investments, Inc.

Notes:

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of FS KKR Capital Corp. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about FS KKR Capital Corp. and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of FS KKR Capital Corp. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

FS KKR Capital Corp. has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents FS KKR Capital Corp. has filed with the SEC for more complete information about FS KKR Capital Corp. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, FS KKR Capital Corp., any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it from BofA Securities, Inc., 200 North College Street, NC1-004-03-43, Charlotte, NC 28255-0001, Attn: Prospectus Department, tel: (800)294-1322; email: dg.prospectus_requests@bofa.com; BMO Capital Markets Corp., 151 West 42nd Street, New York, NY 10036, Attn: Debt Capital Markets Syndicate, tel: 1-866-864-7760; KKR Capital Markets LLC, 30 Hudson Yards, New York, NY 10001: tel: 212-230-9433; MUFG Securities Americas Inc., 1221 Avenue of the Americas, Sixth Floor, New York, NY 10020, tel: 877-649-6848; SMBC Nikko Securities America, Inc. at 1-888-868-6856.